UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-38655

Farfetch Limited

(Exact name of registrant as specified in its charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained herein, as well as Exhibits 99.1 and 99.2 to this report on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On August 2, 2019, Farfetch Italia, a wholly owned subsidiary of Farfetch Limited (together with its subsidiaries, the “Company”) signed a sale and purchase agreement for the acquisition of 100% of the outstanding shares of New Guards Group Holding S.p.A., a joint stock company (societa per azioni) incorporated under the laws of Italy (together with its consolidated subsidiaries, the “NGG Group”), for $704.1 million in aggregate consideration (the “Acquisition”), and took control of the NGG Group on the same date. A detailed description of the Acquisition appears in the Company’s Current Report on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission on August 8, 2019.

This Report on Form 6-K is being filed in connection with the Acquisition to provide the following financial statements: (i) the audited financial statements of the NGG Group for the year ended October 31, 2018 and (ii) the unaudited pro forma condensed combined statement of operations for the Company and the NGG Group for the year ended December 31, 2019, which gives effect to the Acquisition as if it had occurred as of January 1, 2019. These financial statements are included as Exhibits 99.1 and 99.2 hereto, respectively. A pro forma consolidated statement of financial position is not provided as the Company’s consolidated statement of financial position as of December 31, 2019 includes the NGG Group.

The historical financial information has been adjusted to give effect to pro forma adjustments that are directly attributable to the Acquisition and factually supportable. The pro forma adjustments made by management of the Company in preparation of the unaudited pro forma condensed combined financial information are illustrative and have been made solely for purposes of developing the pro forma financial information for illustrative purposes. The actual results to be reported on a consolidated basis by the Company in periods following the Acquisition may differ significantly from those reflected in the pro forma financial information for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the unaudited pro forma condensed combined financial information and actual amounts. The unaudited pro forma condensed combined financial information is based upon the historical financial statements of the Company and the historical financial information of the NGG Group and does not purport to project the future financial condition and results of operations of the Company, taken together with the NGG Group, after giving effect to the Acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: April 27, 2020	By:	/s/ James L. Maynard
James L. Maynard
General Counsel & EVP Group Legal

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Audited consolidated financial statements of New Guards Group Holding S.p.A. and its consolidated subsidiaries as for the year ended October 31, 2018, and the independent accountants’ report thereon.

99.2	Unaudited pro forma condensed combined financial information for the Company and the NGG Group for the year ended December 31, 2019.